Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
Dated February 9, 2011

 J.P. Morgan Alternative Index Multi-Strategy 5 (USD)
Performance Update - February 2011

OVERVIEW

The J.P. Morgan  Alternative  Index  Multi-Strategy  5 (USD) (the "Index" or "AI
Multi-Strategy  5")  provi  des  exposure  to a  portfolio  of  absolute  return strategies and aims to generate consistent positive returns with low correlation to traditional asset classes. The underlying  strategies are selected from three investment  styles  (Momentum,  Carry and  Satellite)  and cover  several  asset classes.  Index weights are  rebalanced  monthly to target a volatility of up to
5%. The Index is  algorithmic,  with daily levels  published to  Bloomberg.  The
Index is constructed as an excess return index.

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Hypothetical and actual historical performance1

[GRAPH OMITTED]
AI Multi-Strategy 5
HFRI Fund Weighted Composite Index (excess return)
CS / Tremonth Hedge Fund Index (excess return)
200 150 100 50 0 2001 2002 2004 2006 2007 2009 2011

Key Features

o    Robust approach spanning multiple investment styles and asset classes, and targeting up to a 5% volatility.

o    Hypothetical, historical excess returns of 7.3% per annum with a volatility less than 5% and low correlation to traditional asset classes. Such performance is not indicative of future results.

o    Constructed using instruments widely viewed to be liquid.

o    Rules-based algorithm with daily index levels published to Bloomberg
     (ticker: AIJPM5UE)

o    Fees: The Index level incorporates a 0.80% p.a. adjustment factor and notional transaction costs.

AI Multi-Strategy 5 (USD) hypothetical and actual monthly historical performance*

                                                                                        Twelve month
                                                                                        return ended
      Jan    Feb    Mar   Apr    May    Jun    Jul    Aug    Sep    Oct    Nov    Dec   December 31
2011  1.14%
2010 -1.31%  0.57%  1.09% 1.44% -0.35% -1.55% -0.48%  1.70% -1.05%  0.76% -1.98%  1.18%   -0.06%
2009  0.27% -0.69%  2.19% 0.94% -0.66% -0.36%  0.55%  1.08%  0.57% -0.41%  1.73% -0.18%    5.09%
2008  1.09%  1.03%  0.68% 0.42%  0.82%  1.12% -0.05% -0.36% -1.26%  0.40%  2.92%  4.95%   12.27%
2007 -0.12%  0.08%  0.43% 1.86%  1.06%  0.13% -1.60% -1.77%  1.46%  1.08% -1.49%  1.12%    2.17%
2006  1.82%  0.75% -0.50% 0.84% -1.57% -0.42%  0.33%  1.48%  0.45%  0.98% -0.33%  1.59%    5.52%

Represents the  performance of the Index based on, as applicable to the relevant monthly or annual measurement  period, the hypothetical  back-tested daily Index closing  levels  from  January  1, 2006 to  November  30,  2009,  and the actual historical  performance  of the Index based on daily Index  closing  levels from
November 30, 2009 to January 31, 2010. These  performance  returns represent the individual  monthly  performances (so the closing level of the previous month is used as the starting level of the subsequent month) and reflect the deduction of the  0.80%  bps  p.a.  adjustment  factor.
*Past performance and back-tested performance are not indicative of future results.

Investment Styles

o    Momentum: Aims to exploit the observed tendency of many markets to trend up or down for sustained periods of time.

o    Carry: Seeks to capitalize on the value differential between certain assets and is typically implemented by notionally buying an asset that is on a relative basis higher yielding (or lower priced) and selling an asset that is lower yielding (or higher priced).

o    Satellite: Consists of mean reversion and short volatility strategies. Mean reversion seeks to capitalize on the view that over the short term markets are cyclical - meaning that an upward trend is usually followed by a downward trend and vice versa. Short volatility aims to exploit the observed tendency of the implied volatility of an equity index to be higher than the volatility realized by the index.

                                                                February 9, 2011

                                          Five Year      Ten Year       Ten Year
                        Year to           Annualized    Annualized     Annualized                    Sharpe
                   Date Performance(1)  Performance(1) Performance(1) Volatility(2) Correlation3    Ratio(4)
------------------------------------------------------------------------------------------------------------
AI Multi-Strategy 5              1.14%       4.92%         8.65%           4.07%         1.00        1.74
HRFI Fund Weighted Composite
Index (excess return)            9.87%       2.60%         3.94%           8.32%         0.21        0.52
CS Tremont Hedge Fund Index
(excess return)                 10.50%       3.13%         4.18%           7.96%         0.24        0.53
SandP 500 Index                  2.23%      -3.14%        -3.45%          16.47%        -0.02       -0.21
------------------------------------------------------------------------------------------------------------

January 2011: Attribution          January 2011: Attribution
by Strategy Style                  by Region
[GRAPHIC OMITTED]                  [GRAPHIC OMITTED]

The  Attribution  by  Strategy  Style  represents  the monthly  performance,  by investment style and asset class, using actual performances and allocations from
October  2010.  The  Attribution  by Region  represents  the  aggregate  monthly performance  of  the  strategy  or  asset  class  that  trades  in a  particular geographic region. Any asset class that trades in multiple geographic regions is classified under the heading "Global". Past allocations should not be considered indicative of the actual weights and  performance  of the designated  strategies and  regions  during  the  term of your  investment.  J.P.  Morgan  provides  no assurance or guarantee that the actual  performance of the AI  Multi-Strategy  5 would  result in  attributions  and  performance  by  Strategy  Style and Region displayed in the graphs above. The  Attributions  above reflect the deduction of the 0.80% p.a. adjustment factor.  Numbers in charts above have been rounded for ease of analysis. Source: J.P. Morgan.

For more information on the Index and for additional key risk information see
Page 9 the Strategy Guide at:
http://www.sec.gov/Archives/edgar/data/19617/000095010310002941/crt_dp19529-fwp.pdf

Key Risks:

Any securities we may issue linked to the Index may result in a loss, and are exposed to J.P. Morgan Chase and Co. credit risk. The Index and underlying strategies have limited operating history.

The reported level of the Index and most of the underlying strategies will include the deduction of an adjustment factor. The Index may not be successful, may not outperform any alternative strategy or achieve its 5% target volatility.

The portfolio of underlying strategies may not be a diversified portfolio.

The Index involves monthly rebalancing and caps the sum of the weights of all underlying strategies, at rebalance, to 200%. It is possible, although unlikely, for the weight of a single underlying strategy to be close to 200%.

There are risks associated with momentum, carry, mean reversion or short volatility investment strategies.

The Index comprises only notional assets and liabilities. Some underlying strategies include notional short positions. Correlation of performances among the underlying strategies may reduce the performance of the Index.

The Index is an excess return index and reflects the performance of unfunded or uncollateralized investments in the assets underlying the Index. Commodity futures contracts underlying some of the strategies are subject to uncertain legal and regulatory regimes.

Our affiliate, J.P. Morgan Securities Ltd. ("JPMSL" ), is the Sponsor and
Calculation Agent for the Index and underlying strategies. JPMSL may adjust the
Index or any underlying strategy in a way that affects its level.

The Index is subject to risks associated with currency exchange, interest rates, non-US securities markets and the use of leverage and futures contracts.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant product supplement and the
"Selected Risk Considerations" in the relevant term sheet or pricing supplement.

Disclaimer

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co.
has filed with the SEC for more complete information about JPMorgan Chase and
Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement as well as any product supplement, pricing supplement and/or term sheet if you so request by calling toll-free
800-576-3529.
Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No.
333-155535

Investment suitability must be determined individually for each investor. The financial instruments described herein may not be suitable for all investors.
This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory, or tax advice. Investors should consult with their own advisors on these matters.
IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing, or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Footnotes

1    Source: J.P. Morgan and Bloomberg. Past Performance and back-test performance are not indicative of future results. The Index began publishing on November 30, 2009. The index is not a hedge fund and does not track the performance of any hedge fund or group of hedge funds. Data for the AI Multi-Strategy 5 prior to November 30, 2009 are back-tested. All indices are normalized to a value of 100 at the start date. The AI
     Multi-Strategy 5 levels are net of an 80 bps p.a. adjustment factor and other adjustments relating to notional transaction costs. `HFRI Fund
     Weighted Composite Index (excess return)', `CS / Tremont Hedge Fund (excess return)', `SandP 500' refer to the HFRI Fund Weighted Composite Index reconstructed using data from Bloomberg ticker: HFRIFWI Index, the Credit
     Suisse Tremont Hedge Fund Index (Bloomberg: HEDGENAV Index), the
     performance of the SandP 500 Index (Bloomberg: SPX Index), respectively, each less 3 month LIBOR.

2    Calculated based on the annualized standard deviation of the monthly returns of the Index scaled for a 10-year period.

3    Correlation refers to the degree the applicable index has changed relative to monthly changes in the JPMorgan Alternative Index Mult-Strategy 5 (USD).

4    For the above analysis, the Sharpe Ratio, which is a measure of risk-adjusted performance, is computed as the ten year annualized historical return divided by the ten year annualized volatility.

J.P. Morgan Structured Investments | 800 576 3529 |
JPM_Structured_Investments@jpmorgan.com